Exhibit 8.1

SUBSIDIAIRES OF ANBIO BIOTECHNOLOGY

Subsidiaries	Place of Incorporation
Anbio Biotechnology Limited	Independent State of Samoa
Anbio Biotechnology Limited	Hong Kong SAR
Anbio Biotechnology Pty Ltd.	Australia
AnBai (Beijing) Biomedical Technology Limited	PRC
AnBiAo Biotechnology (Xiamen) Limited	PRC
Beijing AnBiAo Biotechnology Limited	PRC
LoviWell Inc.	British Virgin Islands
LoviWell Inc.	State of Delaware
PharVac Limited	British Virgin Islands
PharVac Inc.	State of Delaware